

Mail Stop 7010

May 23, 2006

Larry C. Shumate
President and Chief Executive Officer
Shumate Industries, Inc.
12060 FM 3083
Conroe, Texas 77301

> **Re: Shumate Industries, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on April 24, 2006**
> **File No. 333-1333511**

Dear Mr. Shumate:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please disclose that your affiliates are also selling shares.

Prospectus Summary, page 1

2.   Please disclose that you have received a going concern opinion from your auditors.

The Offering, page 2

3.   Please include a brief summary of the transactions in which the shares, warrant and convertible note were issued and provide a cross reference to the other sections of the prospectus where you describe the transactions in greater detail.

Selling Stockholders, page 39

4. Please disclose how each seller acquired the securities.

5. Please identify the natural person or persons who have voting or investment control over the securities owned by Stillwater National Bank, Excalibur Limited Partnership, Whalehaven Capital Fund Ltd., First Montauk Securities Corp., Red Rock Interests Ltd., and Leo B. Womack Family Trust. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

6. Please clarify whether any selling security holder has had a material relationship with your company within the last three years. See Item 507 of Regulation S-B.

Plan of Distribution, page 40

7. We note your reference to "pledgees, donees, transferees or others" in the first paragraph. Please be advised that you may substitute a new selling stockholder for an original selling stockholder through a prospectus supplement if:

    - the change is not material;
    - the number of shares or the dollar amount registered does not change; and
    - the new selling security holder's shares can be traced to those covered by the original registration statement.

    You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement.

8. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website.

9. Please tell us whether any of the entities listed in the selling shareholders table are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter. Broker-dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

Legal Matters, page 45

10.   Please revise to give the address for Richardson & Patel LLP. See paragraph 23 of Schedule A to the 1933 Act.

Exhibit 5 – Legal Opinion

11.   Please have counsel revise the legal opinion to include the file number for the registration statement.

12.   Please clarify that the shares to be issued pursuant to the warrant and note, when exercised or converted in accordance with the terms of the applicable security, will be validly issued, fully paid and non-assessable.

13.   Please clarify that the shares currently outstanding are validly issued, fully paid and non-assessable.

Form 10-K for the year ended December 31, 2005

14.   Item 307 of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions. On page 34, you only disclose the conclusions of your principal financial officer. Please amend your filing to also disclose the conclusions of your principal executive officer. In that regard, we note Section 4(c) of the Certification filed as Exhibit 31.1 by your Chief Executive Officer.

15.   Please also revise your disclosure to clearly state whether there were, or were not, any changes during your fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If there were any such changes, clearly state that there were and identify them. Refer to Item 308(c) of Regulation S-B.

16.   We note your statement in the second to last sentence of the first paragraph that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. . . ." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please also apply this comment to your Form 10-QSB for the period ended March 31, 2006.

17.   Given your Chief Financial Officer's conclusion that disclosure controls were not effective, please explain to us your statement in the last sentence of the first paragraph that you "maintain

that the controls and procedures in place do provide reasonable assurance that all necessary disclosures are communicated as required." We may have further comment based on your response.

18.   We note your disclosure in the first paragraph that you maintain disclosure controls and procedures that are designed to ensure that "information is accumulated and communicated to [y]our management. . . to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e)." Please revise to delete the term "closely" or tell us what you mean by "based closely." We may have further comment based on your response. We note that you also used this phrase in your Form 10-QSB for the period ended March 31, 2006. Please also apply this comment with respect to that Form 10-QSB.

19.   We note your disclosure in the last paragraph concerning your remediation efforts through "improved supervision and training of [y]our accounting staff." Please revise to describe more fully what specific steps you have taken in these areas.

20.   In light of your Chief Financial Officer's conclusion that your disclosure controls and procedures were not effective, please revise the last sentence of the last paragraph to remove the implication that your controls and procedures are adequate and effective. Please consider deleting this sentence and revising to describe the specific steps that your management and directors are taking to remediate your disclosure controls deficiencies.

Exhibits 31.1 and 31.2

21.   In your amended filing, please revise the certifications to refer to the correct cite for the definition of disclosure controls as Exchange Act Rule 13a-15(e) and 15d-15(e). Please also apply this comment and refile corrected certifications to your Form 10-QSB for the period ended March 31, 2006.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mary Ann Sapone, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024